APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

5th Element Brewing, LLC
Income Statement - unaudited
For the periods ended 12-31-222

	Current Period	Prior Period
	31-Dec-22	**31-Dec-21**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

5th Element Brewing
Balance Sheet - unaudited
For the period ended 12/31/2022

	Current Period	Prior Period
	12-31-22	**12-31-21**
ASSETS		
Current Assets:		
Cash	$ 92,000.00	$ 465,000.00
Petty Cash	3,000.00	3,000.00
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	12,000.00	12,000.00
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	107,000.00	480,000.00
Fixed Assets:		
Land	375,000.00	375,000.00
Buildings	290,000.00	290,000.00
Furniture and Equipment	118,000.00	75,000.00
Computer Equipment	5,000.00	2,000.00
Vehicles	92,000.00	92,000.00
Less: Accumulated Depreciation	10,000.00	10,000.00
Total Fixed Assets	890,000.00	844,000.00
Other Assets:		
Trademarks	5,000.00	5,000.00
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	5,000.00	5,000.00
TOTAL ASSETS	$ 1,002,000.00	$ 1,329,000.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	500.00	500.00
Sales Tax Payable	-	-
Payroll Liabilities	23,100.00	6,000.00
Other Liabilities	-	320,000.00

Current Portion of Long-Term Debt	-		-
Total Current Liabilities	23,600.00		326,500.00
Long-Term Liabilities:			
Notes Payable	19,800.00		19,800.00
Mortgage Payable	12,750.00		12,750.00
Less: Current portion of Long-term debt	-		-
Total Long-Term Liabilities	32,550.00		32,550.00
EQUITY			
Capital Stock/Partner's Equity	945,850.00		969,950.00
Opening Retained Earnings	-		-
Dividends Paid/Owner's Draw	-		-
Net Income (Loss)	-		-
Total Equity	945,850.00		969,950.00
TOTAL LIABILITIES & EQUITY	$ **1,002,000.00**	$	**1,329,000.00**
Balance Sheet Check	-		-

I, Kimberly DeStefano, certify that:

1. The financial statements of 5th Element Brewing included in this Form are true and complete in all material respects; and
2. The tax return information of 5th Element Brewing included in this Form reflects accurately the information reported on the tax return for 5th Element Brewing for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature *Kimberly DeStefano*

Name: Kimberly DeStefano

Title: Co-owner